                                                                     Exhibit K-1


                                Analysis of How
                        The Interconnection Requirement
                                    Of PUHCA
                        Is Satisfied by OATTs and OASIS

                                  March, 2000

     This document describes the legal, regulatory and operating aspects of the current interstate electric transmission system in the United States in support of the assertion by Applicant in the accompanying Application-Declaration that the electric utility companies of Exelon Corporation ("Exelon") will be "interconnected" for purposes of satisfying one of the four elements of the "single integrated public-utility system" requirement of the Public Utility Holding Company Act of 1935 (the "Act"). The Application-Declaration presents the facts which demonstrate that Exelon will meet each of the four requirements for integration, in that the Exelon public-utility system will be:

     .  physically interconnected or capable of physical interconnection;

     . economically operated under normal conditions as a single interconnected and coordinated system;

     . confined in its operations to a single area or region, in one or more States; and

     . not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     This document addresses only the interconnection requirement and provides additional facts to support the legal conclusions regarding the integration test presented in the Application-Declaration.

     This document is divided into two parts:

     .  Part 1:   The Development of Interstate Transmission -- Legal,
        Regulatory and Operating Changes Resulting in Non-discriminatory, Open Access to the System

     . Part 2: A Practical Guide to Moving Power -- How Open Access Transmission Tariffs (OATTs) and Open Access Same-time Information Systems (OASIS) Work

                                    Part 1:
                                    -------

 The Development of Interstate Transmission -- Legal, Regulatory and Operating
 -----------------------------------------------------------------------------
      Changes Resulting in Non-discriminatory, Open Access to the System
      ------------------------------------------------------------------

       This part will briefly trace the development of the interstate electric transmission network. Legislative, regulatory and technological developments, and the increasingly competitive structure of the electric utility industry, have fundamentally changed the way in which utilities which are not geographically adjacent may be "interconnected" so as to be able to engage in coordinated operations.

       Traditional Integration and Interconnection.
       --------------------------------------------

       Utilities have long exchanged electricity for economic and reliability purposes. Energy generated by one utility can be sold to another utility which is not geographically adjacent because the energy can be transported across the nation's transmission system - an interconnected network of high voltage electric lines that run for hundreds and sometimes thousands of miles. The principal reason it now can be economic to sell energy generated in one area to another is that the cost of generation, plus the cost of transmission, is less
than the cost of generation in the receiving area.   In the past, one of the
principal reasons for allowing two utilities to merge or be controlled by a single holding company under the Act was the economies and efficiencies that would result primarily from combining their generation. These efficiencies could be obtained if lower cost generation of utility "A" could be used to serve utility "B's" customers when available.

       The use of the lowest cost generation to meet demand was traditionally accomplished through "central economic dispatch."/1/ Generation was brought on line in economic order -- starting with the least expensive and continuing through the available resources adding more expensive generation as demand increased. To accomplish this, the commonly controlled utilities had to be able to transmit utility A's more economic generation to utility B's service area rather than run utility B's more expensive generation. Because intervening utilities were generally not required to "wheel" -- that is, transmit -- third party energy over their transmission systems, however, central dispatch was usually possible only for utilities physically interconnected through owned
                                                                      -----
transmission facilities. In limited circumstances, central economic dispatch was possible if utility A and B had a contractual right to use a third-party's transmission line. Historically under the Act, therefore, for two separate utility companies to be "integrated" they had to be, for legal and practical reasons described briefly below, adjacent or at least in very close proximity.

     The Energy Policy Act of 1992 ("EPACT") changed the legal framework for the interstate transmission of electricity./2/ EPACT changed the conditions under which utilities could

________________________
1   See American Electric Power Company, Inc., Holding Co. Act Release No. 20633
    --- -------------------------------------
(July 21, 1978) ("AEP").
                  ---

2   Pub. L. No. 102-486, 106 Stat. 2776 (1992).

request transmission service over the systems of others, and thus expanded the circumstances in which two remote utilities could economically move power from one to the other. FERC initially implemented EPACT on a case-by-case basis, ordering individual utilities to enter into specific transactions. Later it used its authority under EPACT, and its authority to remedy discriminatory conduct under the Federal Power Act (FPA), to require all utilities to file open access tariffs, and to encourage those not under its jurisdiction to do so as well. This ruling came in Order No. 888/3/ which opened the transmission grid to all market participants, including transmission owners, on comparable terms. This development greatly facilitated the growth in transmission transactions. Order No. 888's key provision was the requirement that utilities file standard transmission tariffs (called "OATTs" -- open access transmission tariff) under which a transmission provider must offer service. OATTs provided utilities and power marketers for the first time with a generally available right to use the transmission systems of others to move power at tariffed rates.

     In a companion ruling, Order No. 889,/4/ FERC also mandated that transmission owners establish a comprehensive information system regarding the availability and price of their transmission service on Internet sites called Open Access Same-Time Information System ("OASIS"). OASIS sites provide the information necessary for utilities to use the interstate transmission system to coordinate their operations.

     Through the use of the OATT and OASIS system, it has become routine for utilities that are not adjacent to one another to move electricity between each other as if they were adjacent. By reserving capacity through the OASIS sites, utilities may operate their various generating assets on an economic basis and otherwise act as an integrated public utility company. As a means to achieve the interconnections necessary to establish integration, these legal and practical circumstances have only become available in recent years -- in fact
                                                                      -------
only since about 1997./5/
---------------------

     Development of the Physical Infrastructure
     ------------------------------------------

     The early administration of the Act transformed the electric utility industry from a small number of very large companies, many of them including properties scattered across the nation and operated with little regard for efficient or coordinated operation, into a larger number of smaller companies operating in clearly defined, compact and contiguous service areas. The principal drivers of efficiency in this period were the economies of scale derived from larger, centrally located generating units and transmission systems designed and constructed by an individual utility to serve the needs of its own service area. Utilities operated in relative electric isolation.

______________________
/3/   Promoting Wholesale Competition Through Open Access Non-Discriminatory
Transmission Service by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, FERC Stats. and Regs., Regulations Preambles, (P) 31,036 (1996) ("Order No. 888"), order on rehearing, FERC Stats. & Regs., Regulations Preambles, (P) 31,048 (1997) ("Order No. 888-A"), order on rehearing, 81 FERC (P) 61,248 (1997) ("Order No. 888-B"), order on rehearing, 82 FERC (P) 61,046 (1998) ("Order No. 888-C").

/4/   Open Access Same-Time Information System (formerly Real-Time Information
      ------------------------------------------------------------------------
Network) and Standards of Conduct, Order No. 889, [1991-1996 Transfer Binder]
---------------------------------
FERC Stats.  & Regs., Regs.  Preambles (P) 31,035, at 31,585 (1996), order on
                                                                     --------
reh'g, Order No. 889-A, III FERC Stats.  & Regs., Regs.  Preambles (P) 61,253
------
(1997).

/5/   The requirement to file an OATT was effective in 1996.  OASIS went into operation in 1997.

     The decades following the enactment of the Act, however, saw the significant expansion of the transmission sector of the electric utility industry. The total miles of high voltage (230 kV and above) transmission lines tripled in the 1950s, and tripled again in the l960s./6/ While utilities had originally constructed transmission facilities to transmit power from their own plants to their customers, in the 1940s, 1950's and 1960s, utilities increasingly developed interconnections with their neighboring utilities to obtain and provide mutual assistance in emergency situations, to improve reliability, and to reduce the costs of power supply through long-term capacity and economy transactions with their neighbors./7/ Technological advances in transmission have also occurred, making it possible to transmit electric power economically over long distances at higher voltages. In today's world, "improved transmission and monitoring technologies have increased the feasible geographic bounds for supply choice; a geographic radius of 1,000 miles or more is currently considered reasonable for choosing among supply options."/8/

     Advances in telecommunications and computer technology have improved the ability to economically dispatch power systems and control power flow across such systems. Improvements in telecommunication technology have allowed for the quick and reliable transfer of data, providing system operators an almost real time ability to monitor and control the power system and dispatch, from a single location, generation that can be located throughout a large geographic area./9/ The OASIS of each utility is a site on the Internet -- a communications technology which has dramatically changed many aspects of business operations -- including facilitating virtually instantaneous wholesale electric power transactions.

     The interconnection of the transmission grid has proven so beneficial that every utility in the continental United States is interconnected with one of three Interconnections: the Eastern Interconnection, which encompasses utilities in the eastern United States and Canada from the Atlantic Ocean to the High Plains; the Western Interconnection, which encompasses utilities from the High Plains/Rocky Mountain region to the Pacific Ocean; and ERCOT, which encompasses most of the State of Texas. FERC has described the present state of the transmission sector of the electric utility industry:

__________________________
/6/ There were 2,974 miles of high voltage transmission in 1940, 8,174 miles in 1950, 22,379 miles in 1960, and 65,370 miles in 1970. Peter Fox-Penner, Electric Utility Restructuring, A Guide to the Competitive Era (1997) at 130.
--------------------------------------------------------------
In 1998, there were 200,000 miles of high voltage transmission. Electric Power Annual 1998 Volume I, Energy Information Administration, Department of Energy
(1999) available at
http://www.eia.doe.gov/cneaf/electricity/epav1/epav1.sum.html

/7/  See William J.  Baumol & J. Gregory Sidak, Transmission Pricing and
     --- -------------------------------------
Stranded Costs in the Electric Power Industry (1995) at 13.

/8/  Electricity: Innovation and Competition, Hearing Before the Subcomm.  of
     ------------------------------------------------------------------------
Energy and Power of the House Comm. on Commerce, 105th Cong. 38 (1997)
------------------------------------------------
(statement of Robert B. Schainker, Manager, Substations, Transmissions and Substation Business Area Power Delivery Group, Electric Power Research Institute). Philadelphia is about 760 miles from Chicago. Technological advances in the "size" of transmission lines (345 kV to 765 kV lines) have allowed for the transfer of large amounts of power over great distances. Technological advances have also occurred in the "type" of transmission lines. High-voltage direct current ("HVDC") technology enables the transmission of bulk power over longer distances with less energy loss than traditional alternating current ("AC") transmission lines. New flexible AC technology can increase the capacity of existing transmission lines by approximately 20 to 40 percent. Such technology "help[s] electric utilities operate their bulk power networks closer to their inherent thermal limits, while maintaining and/or improving network security and reliability." Id.
                            ---

/9/  Leslie Lamarre, The Digital Revolution, EPRI Journal, (Jan./Feb. 1998).
                     ----------------------

     The transmission facilities of any one utility in a region are part of a larger, integrated transmission system. From an electric engineering perspective, each of the three interconnections in the United States (the Eastern, the Western and ERCOT) operates as a single "machine."/10/


     Development of a Competitive Generation Sector
     ----------------------------------------------

     Although the United States has been "electrically interconnected" through the interstate grid for decades, only in the past few years has the grid been operated in a way that would constitute "interconnection" as defined in the Act. Two developments were necessary to achieve such "interconnected" status -- legal and practical changes that allow practical access for all to the interstate transmission grid and the resulting development of an independent, competitive generation market.

     Today's generation sector of the electric utility industry is very different than it was in 1935. In the late 1970s, concern over the nation's energy future, in conjunction with other factors, led to the first significant legislative development at the federal level affecting the electric utility industry since the adoption of the Act and the Federal Power Act: the enactment of the Public Utility Regulatory Policies Act of 1978 ("PURPA"). PURPA encouraged the development of electric generating facilities separate from the traditional integrated utility. Various types of entities -- independent power producers ("IPPs") and qualifying facilities ("QFs")/11/, sometimes generically grouped as non-utility generators ("NUGs") appeared on the scene. These generators operate without a franchised service territory or an established customer base in many cases and seek to sell some or all of the output of their generating facilities in the wholesale market./12/ The effect of these developments was to foster the start of the separation of generation from the transmission and distribution functions of utility operations. Further, in some parts of the country, traditional integrated electric operations increasingly began to include power purchases from third parties in their supply options, rather than only for short-term emergency or opportunity purposes.

     The development of non-traditional generators was inhibited by their lack of access to essential transmission facilities to reach a broad customer base, as well as ownership restrictions effectively created by the integration requirements of the Act. Recognizing these obstacles and desiring to promote greater development of wholesale power markets generally, Congress passed EPACT which amended the Federal Power Act to permit any entity selling power at wholesale to

_____________________
     /10/ Regional Transmission Organization, Notice of Proposed Rulemaking, IV FERC Stats. & Regs. (P)32,541 (1999) ("RTO NOPR") at 33,697. FERC has noted that "the entire Eastern interconnection is, as the name indicates, interconnected." North American Electric Reliability Council, 87 FERC (P) (1999). This quotation
-------------------------------------------
uses the term "integrated" in the sense of interconnected and not with the technical meaning of "integrated" under the Act.


     /11/ A "QF" is a qualifying facility that meets the energy efficiency standards of PURPA. QF's are not public utility companies under the Act.

     /12/ The earliest QFs and IPPs in the 1980's typically sold all their output to the incumbent vertically integrated utility that served the area where their generation was located. This arrangement was typical because the QF or IPP did not have a means of obtaining transmission service to sell to more distant customers.

request FERC to order a transmission-owning utility to provide transmission services./13/ With the passage of EPACT, for the first time the owner of electric generation had a means to require an unaffiliated owner of
                                   -------
transmission to transmit power to the generation owner's wholesale customers. Subsequent FERC action has led to the rapid development of wholesale markets and the general availability of transmission services for all generators, IPPs and traditional integrated utilities.

     Development of True "Open Access"
     -----------------------------------

     Following enactment of EPACT, FERC soon concluded that transmission access was not yet sufficiently available to allow a fully competitive market in electric generation to develop. To address this concern, within three years after the enactment of EPACT, FERC commenced its so-called "Mega-NOPR" proceeding./14/ This notice of proposed rulemaking culminated approximately a year later with FERC's issuance of Order No. 888.

     Order No. 888 requires all FERC jurisdictional transmission owners to:

     .  offer comparable open-access transmission service

     .  for wholesale and unbundled retail open access transactions

     .  under a tariff of general applicability on file at FERC; and

     . take transmission service for their own wholesale sales under their open-access tariff.

     Each element listed above is important. All transmission owners under FERC jurisdiction are required to offer open-access service. The service must be "comparable." FERC defines comparability as: "an open access tariff that is not unduly discriminatory or anticompetitive should offer third parties access on the same or comparable basis, and under the same or comparable terms and conditions, as the transmission provider's uses of its system."/15/ To ensure that a transmission owner makes its facilities available on a fair basis to all, it must offer service to others on the same terms as are available to itself. All wholesale transactions are eligible for the open access service, which must be provided at a FERC approved tariff rate.

_____________________
     /13/ PURPA also included a provision that allowed the Commission to order wheeling for power generated by a third party; but only under certain narrowly-defined circumstances. Furthermore, FERC quickly interpreted this already limited authority very conservatively. See Southeastern Power Administration v.
                                       --- ------------------------------------
Kentucky Utilities Co., 25 FERC (P) 61,204 (1983).  EPACT amended sections 211
----------------------
and 212 of the Federal Power Act to expand the Commission's authority to order wheeling upon application. 16 U.S.C. (S)(S) 824j, 824k. EPACT also created a new exemption under Section 32 of the 1935 Act for exempt wholesale generators ("EWGs"). The EWG exemption ensures that the Act's integration requirements will not thwart the development of IPPs participating in the wholesale market, an implicit acknowledgment that the economic operation of a utility system depends on contractual relationships as well as facilities ownership.

     /14/  Promoting Wholesale Competition Through Open Access Non-
           --------------------------------------------------------
discriminatory Transmission Services by Public Utilities; Recovery of Stranded
-------------------------------------------------------------------------------
Costs by Public Utilities and Transmitting Utilities, 70 FERC (P) 61,357 (1995).
                ------------------------------------

     /15/  67 FERC at 61,490.

     Order No. 888 was intended to facilitate third-party utilization of the transmission grid as the vehicle for developing a competitive wholesale bulk power market. Prior to EPACT and Order No. 888, the only way to obtain transmission service was through negotiation with the transmission owner -- who was under no obligation to provide service./16/ While many agreements for transmission service were entered into, transmission owners often did not have an incentive to provide attractive pricing or reasonable terms and conditions. There was no open market for transmission services.
             ----

     Under Order No. 888, a utility must wheel power for third parties upon their request, on either a firm or a non-firm basis. The transmission owner must offer reasonable, non-discriminatory, FERC-approved pricing. If the transmission owner has capacity, it must be made available on a generally first come first served basis./17/ If the transmitting utility does not have sufficient transmission capacity to transmit on a firm basis, it must either offer to expand its transmission system to accommodate the request, or, if appropriate, redispatch its own generation to relieve constraints thereby making transmission capacity available./18/ In the interim, the transmission user may seek non-firm transmission on the same basis as other users. Thus, Order No. 888 provides a mechanism for expanding the capacity of the transmission system to accommodate users' needs./19/

     Prior to Order No. 888, electric utilities typically had to construct direct interconnections to facilitate capacity and energy transfers. Although the country was electrically interconnected for many years, it was not until EPACT and Order No. 888 that an electric generator (an IPP or traditional utility) had a legal right to access that system of interconnected transmission
               -----------
for its own use. Order No. 888 does not distinguish the type of generator. Open access is available to, and is in fact used by, independent generators and traditional utility generators. Importantly, as a matter of right under Order No. 888, two utilities can now arrange for interconnection. By using the OATTs, they can acquire either a firm or a non-firm path that allows power transfers between the two systems. As will be shown below, based on reasonable evaluation of available transmission capacity, a combined operation like Exelon can safely rely on a mixed portfolio of firm and non-firm transmission reservations to satisfy its needs to transfer power within its system to achieve efficient coordinated operations. While it might have been difficult to show that a single "contract path" of the old, pre-Order No. 888 industry would have been sufficient to establish that ComEd and PECO could be part of an "integrated public utility system" under the Act, with the transmission capacity available under Order No. 888 a finding of interconnection and, therefore, integration is easily established under the traditional standards of the Act./20/

____________________
     /16/   Under PURPA, FERC had authority to order a utility to provide transmission service but only in very limited services. See Note 13 above.

     /17/   See below for a discussion of the process for "reserving" capacity.

     /18/   Whether the customer or the transmission owner must pay for upgrades is determined in accordance with FERC rules.

     /19/   One of the principal reasons for FERC's encouragement of regional transmission organizations ("RTO's") is to make the process of system development more efficient. See below under "Further Developments from RTOs."

     /20/   The legal analysis under the Act is included in the Application-
Declaration. By the "traditional standards of the Act," Applicant means not the traditional "interconnection" analysis, but the "coordination" analysis

     OASIS.
     -----

     At the time FERC began its mega-NOPR proceeding leading to issuance of Order No. 888, it recognized that transmission users would need substantially improved, easily accessible and publicly available information about what type of transmission capacity might be available. Consequently, FERC began a companion rulemaking proceeding that led to issuance of Order No. 889. In summary, Order No. 889 requires transmission owners to identify the total transmission capacity on their system as well as the transmission capacity available for third party users, and to post that information on an Internet site.

     Specifically, FERC Order No. 889 requires each transmission owning public utility to develop and maintain an Open Access Same-Time Information System to give transmission users access to information regarding available transmission capacity./21/ The OASIS, which is accessible to all eligible transmission users through the Internet, provides the day to day information necessary for a transmission user to plan for the movement of its generation from one area to the other. OASIS makes possible the "nuts-and-bolts" daily operation of the open access system.

____________________
(i.e., that the system is sufficiently interconnected so that under normal conditions it can function as a coordinated public utility system.)

     /21/  See Note 4 above.

                                    Part 2:

                     A Practical Guide to Moving Power --
                 How Open Access Transmission Tariffs (OATTs)
                                      and
            Open Access Same-time Information Systems (OASIS) Work
            ------------------------------------------------------

     This part will show how the statutory and regulatory changes described in
Part 1 are put to use by electric utilities today. The following is a step by step guide to how, from an actual operating perspective, OATTs and OASIS can be used to establish electrical interconnection and therefore allow Exelon to engage in coordinated operations.

     Use of OATTs and OASIS.
     -----------------------

     The process of transferring energy between unaffiliated utilities occurs continually and involves three steps; the first two steps of which can occur in either order depending on the circumstances:

     .  Buyer and Seller Agree to Energy Transaction
     .  Buyer or Seller Reserves Transmission
     .  Schedule Transaction -- actual movement of power

     Exelon will follow this same pattern. The first step described above for typical wholesale transactions, however, will not be a part of the Exelon model. Unlike most other registered holding company systems which are made up of two or more separate utility entities owning generation, all of Exelon's generation assets will be centralized in a single Genco./22/ This entity will be able to determine the most efficient and economical use of all the generation subject to Exelon's control and use that generation to most efficiently meet the traditional bundled service or provider of last resort obligations of ComEd and PECO. Genco will effectuate its decisions -- for example to use a generating source in the Midwest to meet a load requirement in the East -- through the second and third steps listed above. These steps use the OATT/OASIS system summarized in the following discussion.

     On-Going Transmission Reservation -- Long-term; Short-term; Firm and Non-
     ------------------------------------------------------------------------
     Firm.
     -----

     In order to be assured of the interconnection capacity sufficient to coordinate the use of its various generation assets, Exelon will procure transmission service to transport that power from the source - the Illinois generating station in this example-- to the ultimate sink or delivery point, which in this case would be a delivery point on the PJM transmission system, because PECO's provider-of-last resort customers are located within the PJM transmission system. This would require reservation of transmission along what is called a contract path, made up of

_______________________
     /22/   As more fully described in the Application-Declaration, if it is not feasible for regulatory, tax or other reasons to transfer generating facilities to Genco, Genco will nevertheless perform the coordination function for Exelon described herein.

transmission systems that link the source in Illinois to the sink in Pennsylvania. Currently, there are at least three alternate paths that could be used:

     1.  ComEd to American Electric Power (AEP) to Allegheny Power to PJM

     2.  ComEd to AEP to FirstEnergy to PJM; or

     3.  ComEd to AEP to Virginia Electric Power to PJM.

     As can be seen, each of the three alternatives involves the same parties for three of the four segments -- ComEd, AEP and PJM. The middle link can be completed over one of three companies. Thus, Exelon will have flexibility to use any one of the three available paths to meet its needs. Exelon likely will use all three simultaneously at times, and in any event will procure the most cost effective path available./23/

     Each of these transmission systems referred to above has an OATT on file with FERC./24/ The OATT provides all eligible users, such as the new Exelon, the right to purchase transmission, if available, at tariffed rates. As will be detailed below, transmission capacity in the amounts likely to be needed for the coordinated operations of Exelon is expected to be available for the foreseeable future./25/

     Transmission service is reserved for a specific time period for a specific amount of power measured in megawatts (MW). Transmission service may be reserved for as short as one hour or for as long as several years. Transmission service may be requested and reserved far in advance of the date the transmission is to be used. Once the transmission service is reserved, the user has the right -- to the exclusion of others based on a priority system explained below -- to use that amount of capacity during the specified time period.

     Based on the considerable experience of PECO and ComEd in wholesale energy transactions, Exelon will likely forecast its anticipated need for transmission service for a one to five year planning period./26/ Then, based on public data as to available transmission and its

_____________________
     /23/ Other paths are also available but require going over additional systems.

     /24/ Allegheny Power System, Inc., et al., 80 FERC (P) 61,143 (1997),
          -----------------------------------
order on reh'g,  85 FERC (P) 61,235(1998); American Electric Power. Service
                                           ----------------------- --------
Corp., 78 Corp., 78 FERC (P) 61,070, orders on reh'g, 79 FERC (P) 61,061 (1997)
and 82 FERC (P) 61,204 (1998);Commonwealth Edison Co., 88 FERC (P) 61,296
                              ------------------------
(1999); Commonwealth Edison Co., 90 (P) FERC  61,121 (2000); First Energy
         -----------------------                             ------------
Operating Companies, 85 FERC (P) 61,392 (1998); PJM Interconnection, L.L.C., 88
-------------------
FERC (P) 61,039 (1999); Virginia Electric and Power Company, 87 FERC (P) 61,082
                        -----------------------------------
(1999).

     /25/ Furthermore, as noted above, the transmission owner is obligated under its OATT to expand capacity in accordance with FERC rules if Exelon desires long-term firm transmission that would otherwise be unavailable. According to the Pro Forma OATT, if the transmission provider determines that a System Impact Study is required to assess whether or not system expansion is required, it must use due diligence to complete the study within sixty (60) days upon receipt of an executed System Impact Study Agreement. FERC Pro Forma Open Access Transmission Tariff, Section 19.0, Additional Study Procedures for Firm Point-to-Point Transmission Service Requests.

     /26/ There is a great deal of public information available to help Exelon's planning. In addition to available transmission capacity ("ATC") which is posted on each transmission provider's OASIS site, other evaluation of the likely future markets, it will make the reservations it believes, based on its business judgement, are necessary to ensure continued integrated and coordinated operations./27/

     Transmission service is reserved through the provider's Internet OASIS site. Each provider must post on its OASIS all its available transmission capacity ("ATC") -- what it has available to sell -- for long-term and short-term reservations. A user will determine when it needs transmission service, check the OASIS listings to ensure sufficient ATC is available for the required time period on each leg of the transfer, and then place the reservation./28/ Reservation requests are submitted by inputting the request directly to the OASIS site./29/ The transmission provider must respond to the request within the time period specified under the OATT -- the longer the term of the reservation, the longer the allowed response time. Within the time allowed, the provider must either accept the reservation or provide a reason permitted under the OATT for denying the request./30/ Exelon will have entered into standard transmission service agreements with each potential provider and the specific transaction reserved will be subject to that agreement. Reserving transmission capacity is an on-going, normal, day-to-day operation. Exelon will periodically assess its long-term needs and will adjust its specific reservations as needed on a short-term basis./31/

     The transmission capacity reservations thus procured by Exelon may be
either firm or non-firm.   Under the OATTs, there is a hierarchy of service --
and a corresponding variation in cost. "Firm" service is the most reliable. Firm service is available for long-term (i.e., one year or more), monthly, weekly and daily periods. The transmission provider may "cut" (i.e., refuse to initiate or curtail use of the transmission for energy deliveries notwithstanding the firm reservation) only when the reliability of the system is threatened -- in short, in emergency situations. All users of firm service -- including the owner of the transmission facilities with respect to its "native load" -- must be treated equally when service is cut..

--------------------------------------------------------------------------------
information is available on the Internet and elsewhere. Information regarding transmission system conditions and projected changes is available from the regional reliability councils, and from the North American Electric Reliability Council ("NERC"). For example, NERC makes available information on "TLRs" -- Transmission Line-loading Relief events. These are circumstances when system conditions required curtailment or cutting of transmission transactions. Analysis of this information can indicate where, and for what periods, firm reservations would be prudent. As RTO's develop, they likely also will be a source of information for planning purposes.

     /27/   Significant improvements in transmission and resource planning have also occurred since 1935. There are several software packages available today that enable the system planner to model the operation of most of the equipment used on a power system. Studies can be performed that not only evaluate power transfer capabilities, but also allow the system planner to add different types of equipment to determine their impact on increasing power transfer capabilities. Leslie Lamarre, The Digital Revolution, EPRI Journal, (Jan./Feb.
                               ----------------------
1998).

     /28/   This is done over the Internet. The user places a "query" on the
OASIS site for the path, amount and time desired. The OASIS software will perform a search and return results of what transmission is available within those parameters.

     /29/   Long-term reservations (for a period of one year or more) must be made at least 60 days in advance of the start date but can be requested and
     --------
confirmed before that 60 day period. Short-term, non-firm reservations can be
          ------
made on shorter notice -- monthly, on 60 days notice; daily, on 48 hours notice and hourly, by noon of the day before.

     /30/   Other than rejections for technical non-compliance with the terms of the OATT in the request, which can be corrected by the user, the transmission provider, in general, may only reject a reservation request based on insufficient transmission capacity to fully meet the request in the amount and for the time period specified.

     /31/   Under the OATT, most transmission providers allow users to
"rollover" a long-term reservation of a year or more, which in effect this gives the user a right of first refusal on future reservations of transmission capacity at the end of the period of a long-term reservation.

situations./32/ All users of firm service -- including the owner of the transmission facilities with respect to its "native load" -- must be treated equally when service is cut./33/

     Firm service is generally more costly than non-firm service. Transmission providers may offer non-firm users a discount off the providers' tarriffed rate for firm service. Exelon will mix its firm service reservations, which carry a higher relative cost, with non-firm service. Non-firm is available for monthly, weekly, daily and hourly periods. Although non-firm service is, of course, subject to being cut before firm service (and the shorter the period, the lower its priority), based on experience, Exelon will be able to determine when and where non-firm service will be economical and reliable./34/

     Many periods and places of peak usage of the transmission system can be accurately forecast. In the hot summer months, areas that typically must import power may put a strain on the transmission system. If Exelon forecasts a need to move power through a congested area to meet its own coordination needs, it likely would reserve firm transmission at that point and for the time periods of expected heavy demand. The service reserved can be tailored to Exelon's needs. Available transmission products allow a user like Exelon to most efficiently use its firm reservations and afford considerable flexibility for last minute changes in reservations to meet changing market conditions. Importantly, Exelon would not necessarily have to reserve firm transmission service for a long-term period in order to ensure availability of transmission service in the peak period. Exelon's experience will indicate when and where firm is needed and when reliance on short-term, non-firm reservations will suffice./35/

     By establishing a basic level of long-term, firm reservations over those portions of the path where deemed necessary, Exelon will be able to establish with a high degree of reliability that service will be available to it when needed because it will be able to supplement this "base" amount with short-term products to meet other needs as they develop. Development of a package of reservations, on various paths and for various time periods, is a dynamic process, not a static, one time event. By constantly monitoring its needs and the capacity it has reserved, Exelon will be able to maintain its coordinated operations.

     This description of the transmission reservation process under OATTs and OASIS shows that reserving firm transmission service, over one entire contract path between Exelon's eastern and western areas for all hours of the day, 365 days a year would almost certainly result in times when Exelon would not need to use that service, or in times when it could easily have arranged

_______________________
     /32/   The experience of ComEd and PECO is that firm transmission is only rarely cut and uncontrollable events such as storm damage is the usual cause.

     /33/   FERC Pro Forma Open Access Transmission Tariff, Section 13.6,
Curtailment of Firm Transmission Service.

     /34/   Non-firm reservations of equal duration are cut on a pro-rata basis.

     /35/   Under the OATT, a confirmed firm reservation may be cancelled in certain circumstances if the transmission provider receives a later request for transmission service having a longer duration in an overlapping period. Transmission users are protected from last minute cancellations under the OATT (e.g., a one-week firm reservation may be cancelled only up to one week before it begins.) This is one of many factors that must be considered when making long-range plans regarding what transmission capacity should be reserved to provide reasonably reliable transmission service for anticipated needs.

transmission on a short term basis and not incurred the cost of the long-term reservation. In other words, a single, long-term firm contract path is not the most cost effective means to establish the interconnection necessary to meet the integration requirement.

     Furthermore, the development of regional organizations will expand the geographic reach of the entity controlling the reservation process. As larger areas come under the control of a single entity, that entity's OASIS site will give users a "one-stop" ability to make reservations over multiple transmission systems for long-distance transactions.

     PECO is a member of the PJM Independent System Operator (ISO). The PJM ISO operates the transmission systems of the members in the PJM power pool. ComEd is a member of the Midwest ISO (MISO) approved by FERC in September 1998./36/ MISO is scheduled to commence operation by mid to late 2001.

     In December 1999, the FERC conditionally approved the formation of the Alliance Regional Transmission Organization (Alliance)./37/ AEP, FirstEnergy, Virginia Electric and Power (and others) are members of the Alliance. Thus, the MISO, Alliance, which expects to begin operations in 2001, and PJM form a continuous contract path between the ComEd and PECO systems./38/

     Scheduling  Actual Movements of Power.
     --------------------------------------

     The third step in the process of moving power - the one that actually makes the power move -- is scheduling the delivery of the energy to be moved from generation in one area of the Exelon system to the customer, or load, in another area. Scheduling means notifying the transmission providers on whose systems reservations have been made (either many months ago, or just the day before) of the amount of power that will be flowing -- where the power is originating and when, where it is going or sinking, what hours it will flow, how many MWs will flow, how line losses will be provided for and other necessary information. With this notification the transmission providers will know where the power is coming from, where it is going and which transmission reservation is being used. A transmission customer must also let the transmission provider know the other control areas or systems the transmission customer will use for the particular transaction. Much of this information is provided through posting to the OASIS site.

     Scheduling is a continuous process. It will be coordinated for Exelon by Genco using the real-time information concerning the status of all generating facilities controlled by Exelon. Genco will use that information, and the information about the transmission capacity available to Exelon, to economically match supply and demand. Although the description may appear complex, much of the scheduling process is automated and routine.

___________________________
     /36/   84 FERC (P) 61,231, order on reconsideration, 85 FERC (P) 61,250, order on reh'g, 85 FERC (P) 61,372 (1998)

     /37/   89 FERC (P)  61,298 (1999).

     /38/   FERC Order 2000 imposes additional requirements on ISOs in order for them to become regional transmission organizations designed to enhance further the efficiency and operation of interstate wholesale electric markets.

     The physical control of the transmission grid is accomplished through "control areas"./39/ The operator of a control area makes sure that generation and demand is balanced in the control area. Power moving across a control area in a wholesale transaction must be taken into account in this balancing process. The scheduling process informs the control area operators to enter the transaction in their control computers so that the system will be adjusted to accommodate the transaction. The transmission provider's control computers will adjust generation within the control area in accordance with the North American Electric Reliability Council ("NERC") Operating Guidelines to balance the actual flow to match the scheduled flow, thus effectuating the transaction in real-time. This process is the normal and long-standing method by which the electric power system of North America is controlled to maintain a constant frequency and ensure the interchange of energy between areas.

     Actual Experience.
     ------------------

     The feasibility of transmitting power between the ComEd electric system and the PECO electric system is clearly demonstrated by the actual recent operations of the companies. ComEd and PECO have had in place a 300 MW firm power sales arrangement from ComEd to PECO since 1996. PECO has been able to move this power to Pennsylvania for its use through a portfolio of open access transmission arrangements. With regard to the 300 MW transaction, non-firm transmission has been the primary vehicle used for moving this power, with firm segments used only where necessary to avoid potential congestion. Historically, there has been no need to procure end-to-end firm transmission over the entire path for this transaction and no need is anticipated in the foreseeable future./40/

     PECO has not historically experienced difficulty in moving power or interruptions of its transmission service notwithstanding its partial use of non-firm transmission arrangements./41/ Data for calendar year 1999 indicate that an average of about 48% of the power supplied under the 300 MW contract during "off-peak" periods was transmitted to PJM for use by PECO load./42/ This percentage ranged from a high of 73% in October 1999 to a low of 25% in March 1999. Furthermore, a significant amount of the power moved from ComEd to PECO under the 300 MW contract has moved during periods of "peak" usage. The average amount delivered to PECO was about 37% with the highest amount being 61% in September 1999 and the lowest 13% in March 1999. The experience for 1999 is typical of that experienced over the life of the contract.

____________________
     /39/   Generally, a control area is the same as the service area of a single utility. For example, ComEd's transmission system constitutes a single control area as does AEP's. As RTO's develop, they will assume much of the control area functions.

     /40/   This information is given by way of example and does not mean that a
300 MW transfer from ComEd to PECO will necessarily be a part of how Exelon conducts its coordinated operations.

     /41/   PECO does not believe there has ever been a failure to deliver the power from ComEd to PECO when it was scheduled to be delivered to PECO.

     /42/   The 300 MW purchase agreement was procured by PECO partially in anticipation of its native load requirements and partially to support PECO's competitive marketing business. The balance of the power not used by PECO was sold to wholesale customers.

     In light of this operating history, an increase in the use of "firm" transmission products for this sale would not be economic, and would only result in added expense with no incremental gain in the ability to deliver power from ComEd to PECO and vice-versa./43/

     To demonstrate that there is adequate transmission capacity over the alternative paths that Exelon would use to coordinate its operations between ComEd and PECO, Exelon determined the ATC for the year 2000 as of February 2000 on the systems forming the contract path between ComEd and PECO. The following chart summarizes this information. ComEd and PECO believe, based on their experience in conducting their wholesale electric businesses, that sufficient interconnection capacity will be available for the foreseeable future to satisfactorily coordinate the operations of Exelon.

                           ATC as of February, 2000

                Period January 1, 2000 through January 1, 2001


                                         Lowest ATC Posted
                                         -----------------
       System          Path                   On OASIS
       ------          ----                   --------

       CE              CE - AEP        3000 MW
       AEP              CE - VP        2000 MW
       AEP             CE - APS        3000 MW
       AEP              CE - FE        0 MW (6/00, 7/00 & 8/00)
                                       >3000 MW in all other
                                       periods
       VP               AEP-PJM        1210 MW
       APS              AEP-PJM        1000 MW
       FE               AEP-PJM        893 MW.

     The amount of power that can be moved over the contract paths described above is, of course, limited to the smallest amount available on any point of the path. The "bottleneck" determines the real ability to move power. As shown above, one leg of the path from ComEd to PECO -- the AEP system path from ComEd to FirstEnergy-- is showing zero ATC for June, July and August of 2000. As an alternative, however, Exelon will be able to use the path of AEP to either Virginia Power (VP) or Allegheny Power (APS) in place of the connection to FirstEnergy.

______________________________
     /43/   In addition to the 300 MW long-term, firm sales contract, ComEd and
PECO have engaged in short-term or "spot" transactions, moving both ways, from time to time. Power purchased on a spot basis has also moved between the utilities in the same manner.

     /44/   Source: OASIS sites of each of the following transmission providers:

     CE   Commonwealth Edison        VP   Virginia Power
     AEP  American Electric Power    APS  Allegheny Power
     FE   FirstEnergy

As shown in the chart, those paths show ATC of 2,000 and 3,000 MW, respectively. Finally, while the last leg of the path -- to PJM -- has only 893 MW of ATC over the FirstEnergy system, the alternates of VP and APS have higher amounts./45/

     As another way to measure the reliability of the approach PECO has taken to move power under the 300 MW contract, and thus infer the reliability with which Exelon will be interconnected, Applicant has done an analysis to determine the likelihood that a hypothetical transmission of 300 MW between ComEd and PECO using 100% non-firm reservations would have been cut by reason of transmission
--------------------------------
constraints. This analysis covered the period of October 1, 1998 to September 30, 1999. It assumed that 300 MW would be transferred from ComEd to PECO all hours of each day (which is a highly unlikely requirement). Using publicly reported data regarding TLRs (i.e., incidents where transmission was curtailed) over the possible paths that a 300 MW transaction would take, Applicant determined that this hypothetical non-firm reservation transaction would have been cut from a low of 0.7% of the time to a high of 3.3% of the time depending on the path used. This analysis further showed that the same 300 MW transaction all hours of each day on firm transmission reservation would never have been
                         -----------------------------
cut. These data show that obtaining costly firm transmission adds only a very small percentage increase in reliability which, in Exelon's view is not worth the incremental cost. Rather, the use of a combination of firm and non-firm open access transmission as a means to establish the necessary interconnections to coordinate the activities of Exelon is economical and highly reliable.

_______________________
     /43/   Exelon cannot forecast at this time the amounts of transmission capacity it may need but believes these data indicate that there will be more than a sufficient amount of capacity to be able to efficiently conduct coordinated operations.

                                   Conclusion
                                   ----------

     Further Developments from RTOs
     ------------------------------

     The open access transmission available today under OATTs and OASIS and Order No. 888 is fully sufficient to establish an effective and economical means of interconnection for the Exelon system. This method of interconnection does not depend on the further development of interstate transmission markets. Although the current system is sufficient to establish interconnection, FERC has recognized that improvements can be made. FERC is seeking further efficiency in operation of the interstate transmission grid by encouraging transmission owners to join a regional transmission organization ("RTO") that would have certain specified characteristics. On December 15, 1999, FERC issued Order No. 2000 providing that each public utility that owns, operates, or controls transmission facilities must make certain filings with respect to forming and participating in an RTO -- i.e., a properly constituted ISO or transmission company
             ----
("TRANSCO").

     FERC expects that properly configured RTOs, through control over a larger, regional grid, will:

     .  improve transmission congestion management on the grid;/46/

     . improve efficiency by providing more accurate estimates of available transfer capability than those currently provided by individual systems;/47/

________________________
     /46/ As FERC explains:

          The scheduling of power by multiple utilities over a regional grid can lead to unexpected overloads on constrained facilities. This can be a serious barrier to competitive power trading because some power sale transactions may be have to be curtailed. With a regional scope, an RTO would be better able to mange congestion. An RTO would be in a better position to prevent congestion or control it through application of appropriate region wide congestion pricing to ration use of the grid if necessary. An RTO would also more readily identify schedules that could lead to congestion, and relieve congestion through regional redispatch authority.

RTO NOPR at 33,716.

     /47/ The FERC explains this benefit as follows:

          Conditions on all parts of the regional grid affect ATC on individual utility systems. Factors such as load estimates, generation and transmission outages, generation dispatch orders and transactions on individual systems can affect the determination of ATC. An individual utility may not have complete or timely information regarding such factors and may apply assumptions and criteria in its ATC estimates that are different from those of neighboring transmission operators, leading to wide variations in ATC values for the same transmission path.

          An RTO would produce better ATC estimates because it would have access to complete regional usage information, would have current information because the RTO will be the security coordinator as well as the OASIS site

     . allow for more effective management of parallel path flows by internalizing such flows within the RTO-controlled system;/48 and

     . allow for more efficient planning for transmission or generation investments needed to increase transmission capacity./49/

     Among other benefits, an RTO price structure further reduces "rate pancaking," allowing power on the most distant edges of the region to be transmitted at market price with no additional cost for transmission than would exist for a nearby transaction or even the generation-to-end-user within a utility's own service area. RTOs will thus increase the efficiency of using open access as a means of interconnection.

     Because RTOs will offer service to customers on a system-wide basis under a single FERC-approved tariff, customers will have available "'one stop shopping' for regional transmission service . . . resulting in simpler and more efficient procedures for transmission users to transmit power over greater distances."/50/ The emergence of RTOs, with the encouragement of FERC, will further facilitate wholesale competition, moving the industry further from the vertically-integrated utility model under which utilities relied substantially on their own resources to serve their loads.

     As can be seen, each of the advances sought through the development of RTOs will improve the efficiency of a basic system that is already in place. There is no essential part of the open access system that remains to be developed in order for it to be used as a means to establish the interconnection necessary to meet the integration test under the Act.

     The Exelon System Will be Interconnected
     ----------------------------------------

     Due to these and other developments at the federal level, the landscape of the electric industry has changed dramatically in recent years. Wholesale power markets have developed from a balkanized, utility specific, cost-based structure to a more competitive market-based structure./51/ The development of the OATT/OASIS regime has provided important new means of achieving interconnection and integration under the Act. The Commission already has recognized many of these changes in its decisions in UNITIL Corp., Holding Co. Act Release No.
                                  ------------
25524 (April 24, 1992) and Conectiv, Inc., Holding Co. Act Release No. 26832
                           --------------
(February 25, 1998). The Commission should find that, in the case of the Exelon system, open access transmission as described herein constitutes interconnection within the meaning of the Act.

____________________
          administrator, and would calculate ATC values on a consistent region-wide basis using a regional flow model.

  RTO NOPR at 33,716.

     /48/ RTO NOPR at 33,717.

     /49/ "One advantage of an RTO that is helpful in planning is that it will be able to see the 'big picture.' Planning and expansion of grid facilities will no longer be done on a piecemeal basis."

     /50/ RTO NOPR at 33,717.

     /51/ Indeed, FERC in Order No. 888 invoked the widely-differing cost of utility-generated electricity across the major regions of the country as evidence of the need for reform. Order No. 888 at 31,651-52.